Exhibit 99.1

KNOT Offshore Partners LP Announces First Quarter 2020 Cash Distribution and Provides Update on Business Operations

April 7, 2020

ABERDEEN, Scotland—(BUSINESS WIRE)— KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”)

Distribution

The Partnership announced today that its Board of Directors has declared a quarterly cash distribution with respect to the quarter ended March 31, 2020 of $0.52 per common unit.

This corresponds to $2.08 per outstanding common unit on an annualized basis.

This cash distribution will be paid on May 14, 2020 to all unitholders of record as of the close of business on May 1, 2020.

Business Operations

The Partnership also announced today that, notwithstanding the global impact of the Covid-19 virus and the decline in oil prices, the Partnership has not experienced any material changes in its operations since the filing of its annual report on Form 20-F on March 19, 2020. The Partnership’s underlying business continued to perform well in the first quarter of 2020. The Partnership’s vessels operated throughout the first quarter of 2020 with 99.6% utilization for scheduled operations and 95.2% utilization taking into account the scheduled 5-year special survey drydocking of the Raquel Knutsen. Raquel Knutsen went back on charter on March 5, 2020.  There are no further scheduled drydockings for any of the Partnership’s fleet for the remainder of 2020.

Despite the uncertainty caused by the Covid-19 virus, the Partnership has been working to ensure business continuity across its operations and its business model remains unchanged.  The Partnership has taken all reasonable health and safety precautions to minimize the spread of the virus, is following the directives of the governments of its countries of operation and is adapting procedures in line with the recommendations of the relevant health authorities.  Mainly due to international travel restrictions the Partnership has, however, suspended crew changes and crew movements for a period of time and postponed all non-essential services.

Due to the nature of its charters, the Partnership’s operations are not exposed to short-term fluctuations in oil prices, volume of oil transported or global oil storage capacity.  Furthermore, its vessels operate in areas where the oil being produced typically has a lower marginal cost than that produced in other parts of the world.

As a result, the Partnership believes it is well-positioned to navigate the uncertainty of the current environment due to its operational record, high-quality counterparties, contracted revenue streams and the fact that its vessels remain an essential part of its customers’ supply chain.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership. KNOT Offshore Partners LP’s common units’ trade on the New York Stock Exchange under the symbol “KNOP.”

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                                the length and severity of the recent outbreak of Covid-19 outbreak, including its impact on our business;

•                                market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                                the ability of Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) and KNOT Offshore Partners to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                                KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                                KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                                KNOT Offshore Partners’ anticipated growth strategies;

•                                the effects of a worldwide or regional economic slowdown;

•                                turmoil in the global financial markets;

•                                fluctuations in currencies and interest rates;

•                                fluctuations in the price of oil;

•                                general market conditions, including fluctuations in hire rates and vessel values;

•                                changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                                KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                                the repayment of debt and settling of any interest rate swaps;

•                                KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                                planned capital expenditures and availability of capital resources to fund capital expenditures;

•                                KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                                KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                                KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                                KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                                KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                                the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•                                timely purchases and deliveries of newbuilds;

•                                future purchase prices of newbuilds and secondhand vessels;

•                                any impairment of the value of KNOT Offshore Partners’ vessels;

•                                KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                                acceptance of a vessel by its charterer;

•                                termination dates and extensions of charters;

•                                the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•                                availability of skilled labor, vessel crews and management, including possible disruptions due to the Covid-19 outbreak;

•                                KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                                the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                                estimated future maintenance and replacement capital expenditures;

•                                Marshall Islands economic substance requirements;

•                                KNOT Offshore Partners’ ability to retain key employees;

•                                customers’ increasing emphasis on environmental and safety concerns;

•                                potential liability from any pending or future litigation;

•                                potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                                future sales of KNOT Offshore Partners’ securities in the public market;

•                                KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                                other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Questions should be directed:

By email to: ir@knotoffshorepartners.com

Or by phone to: +44 1224 618 420

Source: KNOT Offshore Partners LP